Exhibit (a)(19)
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          BERKSHIRE INCOME REALTY COMPLETES FIVE OF ITS EXCHANGE OFFERS

         BOSTON, MASSACHUSETTS - - April 7, 2003 - - Berkshire Income Realty, Inc. today announced that it had completed five of its exchange offers in which it offered to exchange shares of its 9% Series A Cumulative Redeemable Preferred Stock for shares of Krupp Government Income Trust (GIT), Krupp Government Income Trust II (GIT II), Krupp Insured Plus Limited Partnership (KIP), Krupp Insured Plus II Limited Partnership (KIP II) and Krupp Insured Plus III Limited Partnership (KIP III). The exchange offers expired at 5:00 p.m., New York City time, on April 2, 2003.

         Berkshire Income Realty also announced today that, as contemplated by the terms of the exchange offers, it had completed its acquisition of interests in five multi-family properties. The completion of these acquisitions, and the acceptance by Berkshire Income Realty of the GIT, GIT II, KIP, KIP II and KIP III shares pursuant to the exchange offers, occurred on April 4, 2003.

         Pursuant to the offer relating to GIT, Berkshire Income Realty offered to exchange 0.1481 share of its Series A Preferred Stock for each of up to 4,708,974 shares of GIT, which represents approximately 31% of GIT's issued and outstanding shares as of April 7, 2003. A total of approximately 4,632,630 GIT shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, Berkshire Income Realty accepted for exchange all of such shares, which represents approximately 30.78% of GIT's issued and outstanding shares as of April 7, 2003.

         Pursuant to the offer relating to GIT II, Berkshire Income Realty offered to exchange 0.2500 share of its Series A Preferred Stock for each of up to 5,742,802 shares of GIT II, which represents approximately 31% of GIT II's issued and outstanding shares as of April 7, 2003. A total of approximately 5,293,321 GIT II shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, Berkshire Income Realty accepted for exchange all of such shares, which represents approximately 28.81% of GIT II's issued and outstanding shares as of April 7, 2003.

         Pursuant to the offer relating to KIP, Berkshire Income Realty offered to exchange 0.1120 share of its Series A Preferred Stock for each of up to 2,766,307 shares of KIP, which represents approximately 37% of KIP's issued and outstanding shares as of April 7, 2003. A total of approximately 2,225,157 KIP shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, Berkshire Income Realty accepted for exchange all of such shares, which represents approximately 29.67% of KIP's issued and outstanding shares as of April 7, 2003.

         Pursuant to the KIP II offer, Berkshire Income Realty offered to exchange 0.0750 share of its Series A Preferred Stock for each of up to 3,370,614 shares of KIP II, which represents approximately 23% of KIP II's issued and outstanding shares as of April 7, 2003. A total of approximately 3,752,796 KIP II shares were validly tendered


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and not withdrawn pursuant to the offer. In accordance with the terms of the offer, Berkshire Income Realty accepted for exchange approximately 3,663,855 KIP II shares, which was the highest number of KIP II shares that could be accepted without amending and thus delaying the completion of the KIP II offer. The number of KIP II shares accepted by Berkshire Income Realty represents approximately 25.00% of KIP II's issued and outstanding shares as of April 7, 2003. Pursuant to the terms of the offer, Berkshire Income Realty accepted these 3,663,855 shares on a pro rata basis, and a proration factor of 97.63% was applied to the tender by each tendering KIP II shareholder.

         Pursuant to the KIP III offer, Berkshire Income Realty offered to exchange 0.0717 share of its Series A Preferred Stock for each of up to 3,452,096 shares of KIP III, which represents approximately 27% of KIP III's issued and outstanding shares as of April 7, 2003. A total of approximately 3,655,837 KIP III shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, Berkshire Income Realty accepted for exchange all of such shares, which represents approximately 28.63% of KIP III's issued and outstanding shares as of April 7, 2003.

         As a result of the completion of these five exchange offers, on April 4, 2003 Berkshire Income Realty issued an aggregate of approximately 2,668,068 shares of its Series A Preferred Stock. The newly issued shares of Series A Preferred Stock are expected to begin trading on the American Stock Exchange under the symbol "BIR" shortly after the completion of Berkshire Income Realty's exchange offer for Krupp Insured Mortgage Limited Partnership (KIM). As previously announced, the KIM exchange offer is scheduled to expire at 5:00 p.m., New York City time, on April 17, 2003.

         Berkshire Income Realty is a newly formed REIT whose objective is to acquire, own and operate multi-family residential properties. As of the completion of these five exchange offers, the Company owns interests in five of such properties, four of which are located in the Baltimore/Washington D.C. metropolitan areas and the fifth is located in Houston, Texas. These properties are each garden style apartment communities and collectively consist of 2,539 apartment units. The Company also expects to acquire a 140 unit garden style apartment community, also located in Houston, Texas, in the second quarter of 2003.

         This press release does not constitute an offer to sell or the solicitation of an offer to buy the preferred stock, nor will there be any sale of the preferred stock in any state where the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

         Copies of the prospectus relating to the exchange offers and the Series A Preferred Stock may be obtained from Berkshire Income Realty, Inc. by directing a request by mail to Berkshire Income Realty, Inc., One Beacon Street, Suite 1500, Boston, Massachusetts 02108, Attention: Investor Communications,
Telephone: 1-866-33-KRUPP or 1-866-305-7877.


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CONTACT INFORMATION:

Berkshire Income Realty, Inc.
One Beacon Street, Suite 1500
Boston, Massachusetts  02108
Attention:    Phil Darby
Telephone:    1-617-574-8374
E-mail:       phil.darby@berkshire-group.com
Facsimile:    1-617-423-8919



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